Exhibit 23.2

January 10, 2007

Board of Directors
Rosewind Corporation
16200 W County Road, 18E
Loveland, CO 80537

Dear Sirs:

With regard to the Registration Statement on Form SB-2, we consent to the incorporation of our report dated September 26, 2005 relating to the balance sheet of Rosewind Corporation as of August 31, 2005, and the related statements of operations, changes in shareholders’ equity and cash flows for the period from March 1, 2005 (inception) through August 31, 2005.

We also consent to the use of our name in the section of the filing entitled “Experts”.

/s/ Cordovano and Honeck LLP
Cordovano and Honeck LLP
Certified Public Accountants
Englewood, Colorado